Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Refinances Project Facility and Announces
$74.6 million Equity Offering

January 14, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) ("Aber" or the "Company") announced today that it has entered into an agreement with a syndicate of underwriters co-led by CIBC World Markets Inc. and Scotia Capital Inc. (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase 1,500,000 common shares on a bought deal basis at a price of $49.75 per share for aggregate gross proceeds of approximately $74.6 million. The offering is subject to normal regulatory approvals. Closing is expected on or about February 3, 2004.

The Company also announced today that it has entered into a commitment letter with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia for a U.S.$100.0 million senior secured term loan facility and a U.S.$75.0 million senior secured revolving credit facility. The underlying interest rate on the new credit facilities will be floating at LIBOR or, at the option of the Company, Canadian Base Rate plus a spread of between 1.50% to 2.625% or 0.50% and 1.625%, respectively. On the basis of the current Mine Plan for the Diavik Project and current rough diamond prices, Aber expects its interest cost to fall in the lower end of this range. The new credit facilities will have final maturity dates of December 15, 2008. Completion of the new credit facilities will be subject to the satisfaction of certain terms and conditions customary for similar transactions, including the completion of definitive loan documentation.

The Company intends to use the funds available from the new credit facilities and the net proceeds of the offering to refinance its existing project loan facility. In addition to improved economic terms, the new credit facilities will be subject to less restrictive covenants than the existing project loan facility, affording the Company greater financial flexibility to pay dividends, and pursue strategic corporate initiatives. The board of directors of the Company is currently formulating a dividend policy in light of the new credit facilities and the revised mine plan referred to in Aber's news release dated November 19, 2003.

Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The Company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in the Diavik Diamond Mine located off Lac de Gras in Canada's Northwest Territories.

The securities offered as described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this new release, words such as "will", "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)